SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 21, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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            Commercial Production Started From LD 5-2 in Bohai Bay


(Hong Kong, November 21, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") is pleased to announce today that Luda (LD) 5-2, a new field located in Bohai Bay, has started commercial production. The field is producing at a volume of more than 2,200 barrels of oil per day from four wells.

LD 5-2, with a water depth of approximately 30 meters, is located in Liaodong Bay of Bohai Bay. It is adjacent to the producing field Suizhong 36-1.

The peak gross production capacity is designed at 9,600 barrels of oil per day with 22 producing wells on line.

LD fields, which currently consist of three fields, LD 4-2, LD 10-1 and LD 5-2, have come on stream successfully. Thanks to the joint development and sharing with Suizhong 36-1 of its producing facilities, the fields will deliver better economic returns.

Mr. Liu Jian, Executive Vice President of the Company commented, "CNOOC Limited discovered and developed the LD fields independently. It takes only three years to bring them on line. This is another piece of evidence of the Company's capability to optimize the economic margin via quick development and sharing of existing facilities."

The Company holds 100% interest of the LD fields and acts as the operator.


End

Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code:

0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group primarily engages in offshore oil and natural gas exploration, development, production and sales.

The Group has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Group owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group has 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
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                                                  Name:  Cao Yunshi
                                                  Title: Company Secretary

Dated: November 21, 2005